

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Rudolf Franz
Chief Financial Officer
voxeljet AG
Paul-Lenz Straße 1a
86316 Friedberg, Germany

   Re: voxeljet AG
     Registration Statement on Form F-3
     Filed November 27, 2020
     File No. 333-251002

Dear Mr. Franz:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael C. Foland at (202) 551-6711 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Lillian Tsu